Exhibit (a)(2)

May 21, 2012

Dear Stockholder:

As we publicly announced on May 3, 2012, Kensey Nash Corporation (“Kensey Nash”) has entered into an Agreement and Plan of Merger, dated as of May 2, 2012 (the “Merger Agreement”), with Koninklijke DSM N.V. (“DSM”) and its indirect wholly-owned subsidiary, Biomedical Acquisition Corporation, which provides for the acquisition of Kensey Nash by DSM. We are pleased to now report to you that, pursuant to the Merger Agreement, Biomedical Acquisition Corporation has today commenced a tender offer to purchase all of the outstanding shares of Kensey Nash common stock, including the associated Series A Junior Preferred Stock Purchase Rights, for $38.50 per share of common stock in cash.

The tender offer is conditioned upon, among other things, at least a majority of Kensey Nash’s outstanding shares of common stock on a fully-diluted basis being tendered, the expiration or termination of any waiting periods under applicable antitrust laws in the United States and other customary conditions. This tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Monday, June 18, 2012, subject to any extensions as required or permitted by the Merger Agreement, the Securities and Exchange Commission and applicable law. Following the consummation of the tender offer, if successful, and subject to the terms and conditions set forth in the Merger Agreement, Biomedical Acquisition Corporation will merge with and into Kensey Nash, and Kensey Nash will become a wholly-owned subsidiary of DSM. In the merger, the shares of Kensey Nash common stock that remain outstanding following the consummation of the tender offer (other than shares held by persons that properly exercise appraisal rights) will be converted into the right to receive $38.50 per share in cash.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, Kensey Nash’s board of directors has unanimously determined that the tender offer and the merger are fair to and in the best interests of Kensey Nash and its stockholders and has also approved and declared advisable the Merger Agreement and the transactions contemplated thereby (including the tender offer and the merger). ACCORDINGLY, THE BOARD OF DIRECTORS OF KENSEY NASH RECOMMENDS THAT YOU TENDER YOUR SHARES PURSUANT TO THE TENDER OFFER.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is Biomedical Acquisition Corporation’s Offer to Purchase and other related materials, including a Letter of Transmittal for use in tendering shares. WE URGE YOU TO READ THE ENCLOSED SCHEDULE 14D-9, OFFER TO PURCHASE AND OTHER MATERIALS CAREFULLY.

We, as well as the other members of the board of directors and management of Kensey Nash, thank you for the support you have given Kensey Nash throughout the years.

Sincerely,

/s/ Walter R. Maupay, Jr.
Walter R. Maupay, Jr.
Chairman of the Board

/s/ Joseph W. Kaufmann
Joseph W. Kaufmann
President, Chief Executive Officer and Secretary